UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020; or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number: 1-14446

TD 401(k) Retirement Plan

c/o TD Bank US Holding Company

70 Gray Rd

Falmouth, ME 04105

(Full title of the plan)

THE TORONTO-DOMINION BANK

(Name of issuer of the securities held pursuant to the plan)

P.O. BOX 1

TORONTO-DOMINION CENTRE

KING STREET WEST AND BAY STREET

TORONTO, ONTARIO M5K1A2

CANADA

(Address of principal executive offices)

TD 401(k) Retirement Plan

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2020 and 2019

Ernst & Young LLP 5 Times Square New York, NY 10036	Tel: +1 212 773 3000 ey.com

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of TD 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of TD 401(k) Retirement Plan (the Plan) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2008.

June 17, 2021

TD 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets
Noninterest-bearing cash	$740	$166,784
Investments, at fair value (see Note 6)	3,967,673,919	3,427,504,369
Total investments	3,967,674,659	3,427,671,153

Notes receivable from participants	65,210,924	66,401,066
Employer core contributions receivable	64,288,775	57,237,459
Employer matching contributions receivable	4,754,976	2,111,656
Total receivables	134,254,675	125,750,181

Net assets available for benefits	$4,101,929,334	$3,553,421,334

See accompanying notes.

TD 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2020	2019
Additions:
Additions to net assets attributed to:
Interest and dividends	$57,572,646	$64,145,376
Net appreciation in fair value of investments	443,566,953	545,849,478
Net investment income	501,139,599	609,994,854

Contributions:
Participant	150,008,962	139,538,500
Employer	139,887,327	127,703,784
Rollovers	15,492,128	16,160,574
Total contributions	305,388,417	283,402,858

Other (loss) income	(326,009)	662,847
Total additions, net	806,202,007	894,060,559

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	256,098,553	219,349,391
Administrative expenses	1,595,454	1,393,873
Total deductions	257,694,007	220,743,264

Net increase in net assets available for benefits	548,508,000	673,317,295

Net assets available for benefits:
Beginning of year	3,553,421,334	2,880,104,039
End of year	$4,101,929,334	$3,553,421,334

See accompanying notes.

TD 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2020

1. Description of the Plan

The TD 401(k) Retirement Plan (the "Plan") is a defined contribution plan sponsored by TD Bank US Holding Company (the “Company”), an indirect wholly-owned subsidiary of The Toronto-Dominion Bank. The following provides only general information about the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Capitalized terms used herein but not defined shall have the meaning attributed to them in the Plan document.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was amended and restated effective January 1, 2020 and further amended effective October 1, 2020 to allow participants to make Roth Contributions to the Plan.

In March 2020, the US Government passed the Coronavirus Aid, Relief and Economic Security (CARES) Act. Pursuant to relief available under the CARES Act, the Plan allowed for suspension of loan repayments, , increased the amount available to participants for new loans to the lesser of $100,000 or the Participant’s vested account balance, and added a new withdrawal option of up to $100,000 without the 10% early withdrawal penalty and with the ability to be repaid over three years. These temporary provisions had various expiration dates throughout 2020, with all provisions expired by December 30, 2020.

Plan Administration

The Plan is administered by The Toronto-Dominion Bank (the “Plan Administrator”). The Plan Administrator has assigned the record-keeping, trustee and custodial responsibilities of the Plan to T. Rowe Price, who also serves as Trustee of the Plan.

Contributions

Participants may contribute to the Plan up to 50% of their eligible compensation on a pre-tax basis, a Roth after-tax basis, or a combination of both. Eligible compensation considered for this purpose meets the standards defined by the Internal Revenue Code (the “Code”) for safe harbor plans and includes, but is not limited to, regular earnings, overtime pay, commissions, bonuses, and incentives. Participants may also roll over their account balances from a prior employer's eligible employer plan (e.g., a 401(k) plan, profit sharing plan, or 403(b) tax sheltered annuity) or from a traditional individual retirement account or annuity.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2020

1. Description of the Plan (continued)

Participants are eligible for employer matching contributions on the first of the month following (or coincident with) completion of twelve months of service with the Company or an affiliate. The employer match was designed to meet the standards for safe harbor treatment as defined by the Code. The Plan matches 100% of participant contributions up to the first 3% of eligible compensation and 50% on the next 3% of eligible compensation. Matching contributions for 2020 and 2019 totaled $75.6 million and $69.2 million, respectively. Participants’ contributions are subject to Code limitation, which was $19,500 and $19,000 for 2020 and 2019, respectively. Catch-up contributions (within the meaning of Section 414(v) of the Code) can also be made by participants who reach age 50 during the Plan year. Participants are only permitted to make catch-up contributions after they have already contributed the maximum amount for the year. The catch-up contribution limit was $6,500 in 2020 and $6,000 in 2019.

The Plan also includes an employer core contribution for all eligible employees. To be eligible for a core contribution, an employee must first complete a year of service with the Company or an affiliate and be at least 21 years of age. Once this requirement is met, a participant is eligible for an allocation for the Plan year if they are employed on the first and last day of the year and work at least 1,000 hours during the year. The core contribution is determined based on the sum of a participant’s age and years of service (both calculated in whole years on the first day of each year) in accordance with the following schedule:

Years of Age +Years of Service	Core Contribution (Percentage of Eligible Compensation)
Less than 35	2.0%
35 – 44	2.5%
45 – 54	3.0%
55 – 64	4.0%
65 – 69	5.0%
70 or more	6.0%

The core contributions for 2020 and 2019 were $64.3 million and $57.2 million, respectively. The core contributions were paid to the Plan in February 2021 and 2020, respectively.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2020

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account reflects the participant’s contributions, rollover, and Company contributions as well as earnings or losses on those contributions. Participant accounts are reduced by withdrawals and any applicable direct expenses.

Vesting

Participant contributions, any safe harbor employer matching contributions, and any earnings thereon are immediately vested.

Participants whose employment is terminated for any reason other than death or becoming disabled prior to reaching Normal Retirement Age, as defined by the Plan, shall have a non-forfeitable interest in the value of their core contributions, and any earnings thereon, in accordance with the following schedule:

Years of Vesting Service (as defined by the Plan)	Vested Percentage
Less than three years	0%
Three or more years	100%

Notwithstanding the foregoing, any prior Plan balances from merged plans shall continue to vest in accordance with their respective vesting schedules.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded. No losses on participant loans have been recorded as of December 31, 2020 or 2019. In response to the CARES Act, the Plan temporarily allowed for the suspension of loan repayments. This temporary provision expired December 31, 2020.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2020

1. Description of the Plan (continued)

Participants may borrow from their accounts, excluding balances related to core contributions. The minimum amount that a participant may borrow is $1,000 and the maximum is equal to the lesser of $50,000 or 50% of the account balance (these maximums were increased to $100,000 or 100% of the vested account balance for the period from March 27, 2020 to September 22, 2020 for loans to qualified individuals pursuant to the CARES Act). Loans must be paid over a period of up to five years (up to 15 years for the purchase of a principal residence). The loans are secured by the balance in the participant’s account and bear interest at a fixed rate established by the Plan Administrator based on the Prime Rate as reported in The Wall Street Journal on the date that the loan application is processed. Interest rates range from 3.25% to 8.75% on loans outstanding at December 31, 2020 and 2019. Principal and interest are paid through payroll deductions.

Benefits

Participants may elect, at any time, to withdraw all or a portion of their account related to a rollover contribution, including earnings on those contributions. After attaining age 59½, participants may withdraw all or part of their total account balance. In the event of a qualifying hardship, participants may withdraw their participant contributions, rollover contributions, certain balances from prior Plans (as further defined in the Plan document), and related earnings.

Upon termination of employment or retirement, participants can elect to take a lump sum distribution or leave their account balance in the Plan. If the participant’s vested account balance is less than $1,000, the participant is paid a single lump sum equal to the value of his or her vested account. In the event of death, the balance in the participant’s account is paid to the designated beneficiary as provided by the Plan.

Additionally, qualifying participants were allowed to withdraw up to $100,000 through December 31, 2020, with no early withdrawal penalty, in accordance with the CARES Act. The withdrawal can be repaid by the participant within a 3-year period and is recorded as a rollover contribution.

Participant Investment Options

Each participant has the option of allocating employee and employer contributions into various investment options offered by the Plan. Investment options include mutual funds, common collective trust funds, and common shares of The Toronto-Dominion Bank. A participant’s investment direction with respect to future contributions and the reinvestment of all or a portion of their account is subject to a 20 percent limitation on investments in common shares of The Toronto-Dominion Bank.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2020

1. Description of the Plan (continued)

Forfeitures

Amounts in which the participant does not have a vested interest shall be forfeited by the participant after five consecutive one-year breaks in service, as defined by the Plan document. At December 31, 2020 and December 31, 2019, forfeited non-vested accounts from terminated employees totaled $688,875 and $1,738,609, respectively, and were maintained in a separate account and are available to offset future employer contributions. For the years ended December 31, 2020 and December 31, 2019, employer contributions were reduced by $809,151 and $762,609, respectively, from forfeited accounts.

Voting Rights

Each participant is entitled to exercise voting rights attributable to The Toronto-Dominion Bank common shares allocated to his or her account and is notified by the transfer agent prior to the time that such rights are to be exercised. The Trustee is permitted to vote in the best interest of Plan participants’ shares for which instructions have not been given by a participant.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and are presented on the accrual basis of accounting.

Management Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement reflects all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of non-performance. See Note 6 for further discussion of fair value measurements.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2020

2. Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded as of the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains (losses) on investments bought and sold as well as held during the year.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Administrative Expense

In accordance with the Plan provisions, all eligible administrative expenses may be paid by the Plan unless paid by the Company. Administrative expenses amounting to $1,595,454 and $1,057,740 were paid by the Plan in 2020 and 2019, respectively, which were debited directly from participant accounts. Prior to March 31, 2019, administrative expenses amounting to $336,133 were paid by Plan participants indirectly through the Plan's investment returns.

3. Accounting Changes

The following recent accounting pronouncement was adopted for the Plan in the current year.

Standard	Description	Annual Reporting Period Ended	Effects on Financial Statements
In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement"	The guidance eliminates, adds and modifies certain fair value disclosures for all entities.	December 31, 2020	Adoption of the guidance did not have an impact on the Plan's fair value disclosures.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2020

4. Federal Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (the "IRS") dated October 27, 2014 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated, effective January 1, 2020. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

US GAAP requires Plan Management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Administration of Plan Assets

The Plan’s assets, which include The Toronto-Dominion Bank common shares, are held by the Trustee of the Plan. T. Rowe Price serves as the service provider and Trustee for the Plan. T. Rowe Price serves as a directed Trustee who will act based on direction of the Plan Administrator or participants, as appropriate. Company contributions are held by the Trustee, who invests contributions received, reinvests interest and dividend income, and processes distributions to participants. Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

6. Fair Value Measurements

US GAAP establishes a three-level fair value hierarchy based on the nature of data inputs for fair value disclosure. This hierarchy requires maximum use of observable inputs, and minimum use of unobservable inputs when measuring fair value. These levels are as follows:

Level 1	Quoted market prices in active markets that the Plan has access to for identical assets and liabilities. Level 1 instruments include equity securities and mutual funds that are traded in an active exchange market.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2020

6. Fair Value Measurements (continued)

Level 2	Observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Fair value is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 as compared to those used at December 31, 2019.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value ("NAV") of shares held by the Plan at year end as reported in the active market.

The Common Collective Trusts are reported by the issuer at fair value based on the value of the underlying investments divided by the number of units outstanding, less liabilities, to arrive at NAV per unit. NAV is used as a fair value practical expedient. There are no restrictions on redemptions from the collective trusts. In 2019, certain mutual funds were replaced by similar common collective trusts.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Noninterest-bearing cash and receivables reported in the Statements of Net Assets Available for Benefits are presented at carrying amounts which approximate fair values.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2020

6. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s Investment assets at fair value as of December 31, 2020 and 2019. There were no changes between levels for the years ended December 31, 2020 and 2019:

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Mutual Funds	$986,952,849	$-	$-	$986,952,849
Common Stock	169,158,842	-	-	169,158,842
Total assets in the fair value hierarchy	$1,156,111,691	$-	$-	$1,156,111,691
Investments measured at net asset value – Common Collective Trust				2,811,562,228
Investments at fair value				$3,967,673,919

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual Funds	$903,311,027	$-	$-	$903,311,027
Common Stock	169,398,145	-	-	169,398,145
Total assets in the fair value hierarchy	$1,072,709,172	$-	$-	$1,072,709,172
Investments measured at net asset value – Common Collective Trust				2,354,795,197
Investments at fair value				$3,427,504,369

7. Related-Party Transactions

The Plan owned 2,998,207 and 3,017,960 shares of common stock of The Toronto-Dominion Bank, valued at $169,158,842 and $169,398,145 at December 31, 2020 and 2019, respectively, from which the Plan received dividends of $6,990,092 and $6,689,823 for years ended December 31, 2020 and 2019, respectively. Certain Plan investments were managed and held in trust by T. Rowe Price during 2020 and 2019. Consequently, T. Rowe Price is a party-in-interest.

8. Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, liquidity, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is probable that changes in the value of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2020

8. Risks and Uncertainties (continued)

In March 2020, the World Health Organization categorized Coronavirus Disease 2019 ("COVID-19") as a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. As a result of COVID-19, there has been heightened market risk and volatility associated with the pandemic, and this could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Due to the uncertainty of the markets during this time, Plan management is unable to estimate the total impact the pandemic will have.

9. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended. Upon discontinuance or termination, forfeitures shall be allocated to the accounts of participants on such date. In the event the Plan terminates, participants will become 100% vested in their accounts.

Supplemental Schedule

TD 401(k) Retirement Plan

Plan No. 003       EIN 01-0437984

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Party in Interest	Identity of Issue	Number of Shares/Units Description/Asset	Current Value

Mutual Funds:
	Dodge & Cox Stock Fund	Registered investment company 1,526,752 shares	$293,991,494
	PIMCO Total Return Fund, Inst.	Registered investment company 8,006,654 shares	84,870,533
	Vanguard Institutional Index Fund	Registered investment company 1,137,444 shares	377,039,910
	Vanguard Total Bond Market Index, Institutional	Registered investment company 7,395,853 shares	85,939,813
	Vanguard Development Markets Index Fund, Inst.	Registered investment company 3,325,626 shares	50,715,806
	Vanguard Treasury Money Market Investment	Registered investment company 517,657 shares	517,657
	MFS Institutional International Equity Fund	Registered investment company 3,063,891 shares	93,877,636

Common Stock:
*	The Toronto-Dominion Bank	Common shares – 2,998,207 shares	169,158,842

Common Collective Trusts:
*	TRP Stable Value Common Trust Fund	Common collective trust 375,773,378 shares	375,773,378
*	TRP Blue Chip Growth Trust	Common collective trust 6,278,711 shares	410,816,084
*	TRP Retirement Balance Investment	Common collective trust 759,768 shares	13,660,633
*	TRP Retirement 2005 Trust	Common collective trust 873,109 shares	16,143,785
*	TRP Retirement 2010 Trust	Common collective trust 1,424,169 shares	27,785,543
*	TRP Retirement 2015 Trust	Common collective trust 2,831,437 shares	59,573,447
*	TRP Retirement 2020 Trust	Common collective trust 8,396,660 shares	190,352,290
*	TRP Retirement 2025 Trust	Common collective trust 12,849,519 shares	313,142,790

TD 401(k) Retirement Plan

Plan No. 003       EIN 01-0437984

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)

December 31, 2020

Party in Interest	Identity of Issue	Number of Shares/Units Description/Asset	Current Value

Common Collective Trust (continued):
*	TRP Retirement 2030 Trust	Common collective trust 13,402,182 shares	$347,384,555
*	TRP Retirement 2035 Trust	Common collective trust 11,182,996 shares	303,730,169
*	TRP Retirement 2040 Trust	Common collective trust 9,341,986 shares	262,509,814
*	TRP Retirement 2045 Trust	Common collective trust 8,147,004 shares	231,619,346
*	TRP Retirement 2050 Trust	Common collective trust 5,081,045 shares	144,200,061
*	TRP Retirement 2055 Trust	Common collective trust 2,892,236 shares	82,052,747
*	TRP Retirement 2060 Trust	Common collective trust 1,800,196 shares	32,817,586
			3,967,673,919
* Notes receivable from participants
		Loans granted to Plan participants, varying maturities, interest rates from 3.25% to 8.75%	65,210,924

			$4,032,884,843

* Denotes party in interest.

Note: Cost information has not been included because all investments are participant directed.

Exhibit

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm (filed herewith)

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TD 401(K) RETIREMENT PLAN

By:	/s/KATHLEEN G. HARMON
Kathleen G. Harmon
Plan Administrator

Date: June 17, 2021